

Mailstop 3233

March 30, 2017

*Via E-mail*
Gerard Stascausky
Managing Director, Iron Bridge Management Group, LLC
Iron Bridge Mortgage Fund LLC
9755 SW Barnes Road, Suite 420
Portland, Oregon 97225

> **Re:    Iron Bridge Mortgage Fund LLC**
> **Amendment No. 1 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted February 27, 2017**
> **CIK No. 0001462371**

Dear Mr. Stascausky:

We have reviewed your amended draft offering statement and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your responses to comments 4 and 5. We also note that the issuer retains wide discretion in its ability to change the interest rate on the Senior Notes.  Due to the level of issuer involvement with respect to any potential interest rate change, we believe that the transaction represents an exchange as to outstanding securityholders.  Please tell us if you plan to rely on an exemption for that transaction or if you would seek to qualify the exchange.  Similarly, we believe that you should qualify any newly issued notes reflecting an interest rate change due to the level of issuer involvement in resetting the interest rate.  We note that the company currently plans to offer $50 million Senior Notes, which is the maximum amount permitted under Regulation A with respect to a 12-month period.  If you intend to qualify notes reflecting an interest rate change pursuant to Regulation A, it appears that you will

need to withdraw the unsold portion of the current offering of Senior Notes in order to free up capacity for the new offering given the offering limitation in Rule 251.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Wilson K. Lee Wilson K. Lee, Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters.  Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate and
Commodities

cc:     Gregory E. Struxness
        Ater Wynne LLP